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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Trimont Real Estate Advisors, LLC

We have examined Trimont Real Estate Advisors, LLC’s (the “Company”) compliance with the servicing criteria set forth in Item 1122(d) of the U.S. Securities and Exchange Commission’s Regulation AB for the Primary Servicer Platform (the “Platform”) as of and for the year ended December 31, 2021, excluding criteria 1122(d)(1)(iii), 1122(d)(2)(ii), 1122(d)(3)(i-iv), 1122(d)(4)(ii), 1122(d)(4)(vii) and 1122(d)(4)(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. The Platform consists of the asset-backed transactions and securities defined by management in Exhibit B of Management’s Report. Management is responsible for the Company’s compliance with the applicable servicing criteria. Our responsibility is to express an opinion on the Company’s compliance with the applicable servicing criteria for the Platform based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria for the Platform and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities constituting the Platform and evaluating whether the Company performed servicing activities related to those transactions and securities in compliance with the applicable servicing criteria for the period covered by this report. Accordingly, our testing may not have included servicing activities related to each asset-backed transaction or security constituting the Platform. Further, our examination was not designed to detect material noncompliance that may have occurred prior to the period covered by this report and that may have affected the Company’s servicing activities during the period covered by this report. We believe that our examination provides a reasonable basis for our qualified opinion.

Our examination does not provide a legal determination on the Company’s compliance with the applicable servicing criteria.

Our examination disclosed material noncompliance with criteria 1122(d)(2)(vii) - reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts applicable to the Company as of and for the year ended December 31, 2021 for the Platform. Certain instances of noncompliance were identified in which reconciliations were not completed in accordance with the criterion.

In our opinion, except for the effects of the material noncompliance described in the preceding paragraph, Trimont Real Estate Advisors, LLC complied, in all material respects with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2021 for the Primary Servicer Platform.

/s/ Grant Thornton LLP

Charlotte, North Carolina

February 28, 2022

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